December 4, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Franklin Wyman, Angela Connell, Irene Paik and Mary Beth Breslin

Re:	DiaMedica Therapeutics Inc.
Registration Statement on Form S-1, as amended
File No. 333-228313
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, DiaMedica Therapeutics Inc. hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 3:30 p.m., Eastern Time, on December 6, 2018, or as soon thereafter as is practicable.

Thank you for your assistance in this matter. Should you have any questions, please call Amy Culbert of Fox Rothschild LLP at (612) 607-7287.

Very truly yours,

/s/ Rick Pauls

Rick Pauls

President and Chief Executive Officer